EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	September 30, 2026	December 31, 2025

Assets
Current assets
Cash and cash equivalents		132,479	252,243
Restricted cash		8,162	20,081
Marketable securities		139	84
Accounts receivable		31,734	27,643
Biological assets	6	2,407	3,120
Inventory	7	128,721	126,877
Prepaid expenses and deposits		16,614	15,566
Investments	12	106	484
Assets held for sale		700	746
Net investment in subleases	10	2,997	2,775
		324,059	449,619
Non-current assets
Long-term deposits and receivables		2,457	4,526
Right of use assets	8	131,608	138,353
Property, plant and equipment	9	139,376	151,900
Net investment in subleases	10	9,954	11,643
Intangible assets	11	56,434	58,520
Investments	12	17,314	11,574
Equity-accounted investees	13	467,730	385,534
Goodwill	14	75,238	124,248
Total assets		1,224,170	1,335,917

Liabilities
Current liabilities
Accounts payable and accrued liabilities		46,902	56,747
Lease liabilities	15	35,706	35,462
		82,608	92,209
Non-current liabilities
Lease liabilities	15	126,614	134,471
Other liabilities		7,753	8,041
Total liabilities		216,975	234,721

Shareholders’ equity
Share capital	16(b)	2,127,355	2,310,398
Warrants		306	306
Contributed surplus		53,377	54,038
Accumulated deficit		(1,225,053)	(1,302,441)
Accumulated other comprehensive income		51,210	38,895
Total shareholders’ equity		1,007,195	1,101,196
Total liabilities and shareholders’ equity		1,224,170	1,335,917

Commitments and contingencies (note 24)

Subsequent events (note 16(b))

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2026	2025	2026	2025
Net revenue	18	237,994	244,219	669,666	693,902
Cost of sales	7	180,108	180,042	502,619	505,483
Gross profit		57,886	64,177	167,047	188,419

Investment income	19	927	1,777	3,472	6,162
Share of profit (loss) of equity-accounted investees	13	6,934	(234)	5,084	(4,387)

General and administrative		43,284	45,967	132,732	137,702
Sales and marketing		3,462	3,617	11,136	10,768
Depreciation and amortization	8,9,11	12,659	12,928	38,145	39,076
Share-based compensation	17	1,767	10,883	5,033	15,190
Restructuring costs		577	1,134	1,608	2,287
Asset impairment, net	8,9,14	52,331	2,051	52,151	2,971
Other income		—	—	(81)	—
Research and development		—	156	12	354
(Gain) loss on disposition of assets		(16)	34	139	(54)
Operating loss		(48,317)	(11,050)	(65,272)	(18,100)

Other expenses, net	20	(2,464)	(2,269)	(6,424)	(7,041)
Loss before income tax		(50,781)	(13,319)	(71,696)	(25,141)
Income tax (expense) recovery		(8)	—	3,174	—
Net loss		(50,789)	(13,319)	(68,522)	(25,141)

Equity-accounted investees - share of other comprehensive (loss) income	13	(29)	7,709	10,625	(13,250)
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	12	2,773	12,940	1,690	9,754
Comprehensive (loss) income		(48,045)	7,330	(56,207)	(28,637)

Net loss per common share attributable to owners of the Company
Basic and diluted	22	$(0.21)	$(0.05)	$(0.27)	$(0.10)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

						Accumulated other comprehensive income
	Note	Share capital	Warrants	Contributed surplus	Accumulated deficit	Equity-accounted investees	Investments at FVOCI	Total
Balance at December 31, 2025		2,310,398	306	54,038	(1,302,441)	31,673	7,222	1,101,196
Net loss		—	—	—	(68,522)	—	—	(68,522)
Other comprehensive income		—	—	—	—	10,625	1,690	12,315
Share issuances		10	—	—	—	—	—	10
Share repurchases	16(b)	(189,386)	—	—	145,910	—	—	(43,476)
Share-based compensation	17	—	—	5,672	—	—	—	5,672
Employee awards exercised		6,333	—	(6,333)	—	—	—	—
Balance at September 30, 2026		2,127,355	306	53,377	(1,225,053)	42,298	8,912	1,007,195

Balance at December 31, 2024		2,346,728	667	57,156	(1,323,965)	50,906	1,864	1,133,356
Net loss		—	—	—	(25,141)	—	—	(25,141)
Other comprehensive (loss) income		—	—	—	—	(13,250)	9,754	(3,496)
Share repurchases		(51,465)	—	—	36,396	—	—	(15,069)
Share-based compensation	17	—	—	9,641	—	—	—	9,641
Employee awards exercised		362	—	(362)	—	—	—	—
Balance at September 30, 2025		2,295,625	667	66,435	(1,312,710)	37,656	11,618	1,099,291

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2026	2025	2026	2025
Cash provided by (used in):
Operating activities
Net loss for the period		(50,789)	(13,319)	(68,522)	(25,141)
Adjustments for:
Income tax expense (recovery)		8	—	(3,174)	—
Interest and fee income	19	(927)	(1,675)	(3,417)	(5,849)
Change in fair value of biological assets	6	585	180	594	(2,559)
Change in fair value of inventory sold		(276)	349	249	1,313
Share-based compensation	17	1,767	10,883	5,033	15,190
Depreciation and amortization	8,9,11	13,893	13,972	41,998	42,108
(Gain) loss on disposition of assets		(16)	34	139	(54)
Inventory impairment and obsolescence	7	3,455	1,833	6,057	2,663
Finance costs, net	20	1,951	1,812	6,007	5,149
Change in estimate of fair value of derivative warrants		—	(1)	—	(26)
Unrealized foreign exchange loss (gain)		180	(153)	(832)	40
Transaction costs		—	—	10	—
Asset impairment, net	8,9,14	52,331	2,051	52,151	2,971
Share of (profit) loss of equity-accounted investees	13	(6,934)	234	(5,084)	4,387
Unrealized (gain) on marketable securities	19	—	(102)	(55)	(313)
Additions to marketable securities		—	—	151	313
Income distributions from equity-accounted investees	13	315	—	315	68
Interest received		822	1,409	3,377	5,628
Exercise of cash-settled deferred share units	17(d)	—	—	(474)	—
Change in non-cash working capital	3,21	2,185	14,194	(8,805)	(282)
Net cash provided by operating activities		18,550	31,701	25,718	45,606
Investing activities
Additions to property, plant and equipment	9	(1,196)	(5,185)	(5,620)	(8,853)
Additions to investments	12	—	—	(4,183)	(16,414)
Principal payments from investments	12	121	129	359	27,293
Proceeds from disposal of investments	12	—	15,058	—	15,058
Capital (contributions) distributions from equity-accounted investees	13	(60,762)	481	(63,628)	4,273
Proceeds from disposal of property, plant and equipment	9	538	—	2,332	166
Acquisitions	4	—	—	(2,900)	(1,000)
Change in non-cash working capital	21	75	39	712	10
Net cash (used in) provided by investing activities		(61,224)	10,522	(72,928)	20,533
Financing activities
Change in restricted cash		11,950	—	11,950	—
Payments on lease liabilities, net	10,15	(10,228)	(9,920)	(30,385)	(29,217)
Repurchase of common shares	16(b)	(10,042)	(3)	(43,113)	(15,034)
Change in non-cash working capital	21	265	57	1,136	334
Net cash used in financing activities		(8,055)	(9,866)	(60,412)	(43,917)
Change in cash and cash equivalents		(50,729)	32,357	(107,622)	22,222
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026		—	—	(12,142)	—
Cash and cash equivalents, beginning of period		183,208	208,224	252,243	218,359
Cash and cash equivalents, end of period		132,479	240,581	132,479	240,581

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 101, 17220 Stony Plain Road NW, Edmonton, Alberta, Canada, T5S 1K6.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned, controlled and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 13), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s liquor retail operations are seasonal in nature. Accordingly, sales will vary by quarter based on consumer spending behaviour. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a higher level of earnings in the third and fourth quarters. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance. The cannabis industry is a growing industry and the Company has not observed significant seasonality as of yet.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL” and on the Canadian Securities Exchange under the symbol “SNDL”.

U.S. TARIFFS

Since early 2025, the U.S. administration has imposed tariffs on imports from certain countries, including Canada, and the Canadian government has responded with its own tariffs on certain imports from the United States. During the third quarter of 2026, trade tensions escalated, including through the imposition of additional United States tariffs on Canadian goods and Canadian counter-tariffs on United States-origin goods, and trade negotiations between Canada and the United States were suspended. Whether and when negotiations will resume, and the terms of any resulting agreement are unknown. These measures and the risk of further tariffs and retaliatory actions have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to impact SNDL.

In response to tariffs imposed by the United States, several Canadian provinces had taken retaliatory measures by removing United States alcohol from store shelves and restaurant, bar and retailer fulfillment catalogues. While some provinces, including Alberta, have lifted their ban on United States liquor imports, other provinces continue to impose the ban.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the nine months ended September 30, 2026.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

2.
Basis of presentation

Statement of compliance

These condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the annual consolidated financial statements for the year ended December 31, 2025. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2025.

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, changes to investments have been separated into additions to investments and principal payments from investments and change in fair value of biological assets has been separated into change in fair value of biological assets and change in fair value of inventory sold, both on the condensed consolidated interim statement of cash flows.

These financial statements were approved and authorized for issue by the board of directors of the Company (the “Board”) on October 26, 2026.

3.
NEW ACCOUNTING STANDARDS

Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7 using the prospective application. The amendments include the following:

•
Clarification on the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic payment system.
•
Clarification and further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion.
•
New disclosure requirements for certain instruments without contractual terms that can change cash flows.
•
Updates to the disclosure required for equity instruments designated at FVOCI.

Impact on adoption

At September 30, 2026, there was an $8.8 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, which is reflected in the statement of financial position and statement of cash flows. The Company estimated the impact to be approximately $12.1 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, had the amendments been in effect for the annual period ending December 31, 2025.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new accounting standard introduces the following key new requirements:

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
•
Management-defined performance measures are disclosed in a single note in the financial statements.
•
Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Company’s statement of profit or loss, the statement of cash flows and the additional disclosures required for management-defined performance measures.

4.
Business acquisitions

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”).

Under the terms of the 1CM Agreement, the Company would acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction. The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction was to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders. On June 18, 2025, 1CM announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

On December 15, 2025, the Company announced that it had entered into an amended and restated arrangement agreement (the “1CM A&R Agreement”). Under the 1CM A&R Agreement, the parties agreed to, among other things, complete the 1CM Transaction in two stages to align with the status of required provincial regulatory approvals. The aggregate purchase price for the 1CM Transaction had not been amended.

On January 7, 2026, the first closing (“First Closing”) was completed and involved the purchase of 5 cannabis retail stores located in Alberta and Saskatchewan. The purchase price for the First Closing was $5.0 million cash, subject to certain adjustments at the time of the First Closing. Pursuant to the 1CM A&R Agreement, in December 2025, the Company had previously paid a $2.0 million non-refundable cash deposit towards the purchase price in respect of the First Closing.

The second closing (“Second Closing”) was expected to occur in the first half of 2026 for the purchase of the remaining 27 cannabis retail stores, each of which are located in Ontario. The 1CM Transaction had an outside date that was extended from December 31, 2025 to May 31, 2026. On May 27, 2026, the Company announced that the Second Closing was not expected to proceed following a prolonged regulatory review process that extended beyond commercially reasonable timelines contemplated by the parties. The Company paid a $0.26 million termination fee that was deducted from the previously paid $1.0 million deposit meant to be applied towards the purchase price in respect of the Second Closing, and the remaining $0.74 million was returned to the Company.

The purchase price allocation is not final as the Company continues to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment. The fair value of consideration paid was as follows:

	Provisional	Adjustments	Provisional
Cash	5,000	—	5,000

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The preliminary fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Provisional
Inventory	385	22	407
Prepaid expenses and deposits	10	—	10
Right of use assets	554	1,150	1,704
Property, plant and equipment	1,172	—	1,172
Lease liabilities	(435)	(870)	(1,305)
Total identifiable net assets acquired	1,686	302	1,988
Goodwill	3,314	(302)	3,012
	5,000	—	5,000

Goodwill reflects benefits arising from the acquisition that are not individually identifiable or separately recognizable, including expected operational synergies and future growth opportunities.

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, the accounting for the acquisition will be revised.

The consolidated financial statements incorporate the operations of the 5 cannabis retail stores located in Alberta and Saskatchewan commencing January 8, 2026. During the period January 8, 2026 to September 30, 2026 the Company recorded revenues of $3.3 million and a net earnings of $0.6 million from the 5 cannabis retail stores. Had the First Closing closed on January 1, 2026, management estimates that for the period January 1, 2026, to January 7, 2026, revenue would have increased by $79 thousand and net earnings would have decreased by $17 thousand. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2026.

The Company incurred costs related to the First Closing of $0.3 million which have been included in transaction costs.

5.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned, controlled and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at September 30, 2026
Total assets	209,052	153,046	—	362,098	310,490	485,150	66,432	1,224,170
Nine months ended September 30, 2026
Net revenue (1)	246,154	88,704	(38,757)	296,101	373,565	—	—	669,666
Gross profit	65,472	4,747	—	70,219	96,828	—	—	167,047
Operating income (loss)	9,328	(80,836)	—	(71,508)	5,899	8,340	(8,003)	(65,272)
Earnings (loss) before income tax	7,596	(80,993)	—	(73,397)	1,738	8,340	(8,377)	(71,696)
Three months ended September 30, 2026
Net revenue (1)	85,605	27,040	(9,425)	103,220	134,774	—	—	237,994
Gross profit	23,118	(1,622)	—	21,496	36,390	—	—	57,886
Operating income (loss)	5,244	(64,693)	—	(59,449)	6,035	7,861	(2,764)	(48,317)
Earnings (loss) before income tax	4,666	(64,709)	—	(60,043)	4,652	7,861	(3,251)	(50,781)
(1)
The Company has eliminated $38.8 million for the nine months ended September 30, 2026 and $9.4 million for the three months ended September 30, 2026 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at December 31, 2025
Total assets	219,462	211,625	—	431,087	324,447	397,537	182,846	1,335,917
Nine months ended September 30, 2025
Net revenue (1)	246,960	107,544	(51,391)	303,113	390,789	—	—	693,902
Gross profit	63,974	23,452	—	87,426	100,993	—	—	188,419
Operating income (loss) (2)	10,557	(20,186)	—	(9,629)	10,884	1,775	(21,130)	(18,100)
Earnings (loss) before income tax (2)	8,422	(20,330)	—	(11,908)	7,964	1,775	(22,972)	(25,141)
Three months ended September 30, 2025
Net revenue (1)	85,021	37,389	(17,579)	104,831	139,388	—	—	244,219
Gross profit	22,465	5,008	—	27,473	36,704	—	—	64,177
Operating income (loss) (2)	5,047	(10,882)	—	(5,835)	6,591	1,543	(13,349)	(11,050)
Earnings (loss) before income tax (2)	4,028	(10,906)	—	(6,878)	5,743	1,543	(13,727)	(13,319)
(1)
The Company has eliminated $51.4 million for the nine months ended September 30, 2025 and $17.6 million for the three months ended September 30, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(2)
Recast - refer to description below

In 2026, the Company began allocating applicable direct and indirect overhead costs, incorporating employee utilization and head count, from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

The following tables present the effect of the adjustments made to operating income (loss) and earnings (loss) before income tax for the periods indicated.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2025
Operating income (loss) as previously reported	22,329	(3,628)	—	18,701	24,276	1,775	(62,852)	(18,100)
Adjustment to general and administrative expenses	(11,772)	(16,558)	—	(28,330)	(13,392)	—	41,722	—
Operating income (loss) as recast	10,557	(20,186)	—	(9,629)	10,884	1,775	(21,130)	(18,100)

Earnings (loss) before income tax as previously reported	20,194	(3,772)	—	16,422	21,356	1,775	(64,694)	(25,141)
Adjustment to general and administrative expenses	(11,772)	(16,558)	—	(28,330)	(13,392)	—	41,722	—
Earnings (loss) before income tax as recast	8,422	(20,330)	—	(11,908)	7,964	1,775	(22,972)	(25,141)

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2025
Operating income (loss) as previously reported	9,105	(5,434)	—	3,671	11,222	1,543	(27,486)	(11,050)
Adjustment to general and administrative expenses	(4,058)	(5,448)	—	(9,506)	(4,631)	—	14,137	—
Operating income (loss) as recast	5,047	(10,882)	—	(5,835)	6,591	1,543	(13,349)	(11,050)

Earnings (loss) before income tax as previously reported	8,086	(5,458)	—	2,628	10,374	1,543	(27,864)	(13,319)
Adjustment to general and administrative expenses	(4,058)	(5,448)	—	(9,506)	(4,631)	—	14,137	—
Earnings (loss) before income tax as recast	4,028	(10,906)	—	(6,878)	5,743	1,543	(13,727)	(13,319)

Geographical disclosure

As at September 30, 2026, the Company had non-current assets related to credit investments in the United States of $467.7 million (December 31, 2025 – $385.5 million). For the nine months ended September 30, 2026, share of profit of equity-accounted investees related to operations in the United States was a profit of $5.1 million (nine months ended September 30, 2025 – loss of $4.4 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

6.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	September 30, 2026	December 31, 2025
Balance, beginning of year	3,120	1,187
Increase in biological assets due to capitalized costs	13,914	16,082
Net change in fair value of biological assets	(594)	2,322
Transferred to inventory upon harvest	(14,033)	(16,471)
Balance, end of period	2,407	3,120

Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The Company estimates the harvest yields for cannabis at various stages of growth. As at September 30, 2026, it is estimated that the Company’s biological assets will yield approximately 11,024 kilograms (December 31, 2025 – 12,189 kilograms) of dry cannabis when harvested. During the nine months ended September 30, 2026, the Company harvested 30,336 kilograms of dry cannabis (nine months ended September 30, 2025 – 19,681 kilograms).

7.
Inventory

As at	September 30, 2026	December 31, 2025
Retail liquor	77,561	75,145
Retail cannabis	16,871	16,348
Harvested cannabis
Work-in-progress	1,853	2,203
Finished goods	4,482	4,342
Manufactured cannabis
Dried cannabis & biomass	587	2,270
Work in progress	12,294	12,577
Finished goods	8,077	5,600
Packaging supplies and consumables	6,996	8,392
	128,721	126,877

During the three and nine months ended September 30, 2026, inventories of $176.3 million and $495.7 million were recognized in cost of sales as an expense (three and nine months ended September 30, 2025 – $177.7 million and $504.1 million).

During the three and nine months ended September 30, 2026, the Company recognized inventory write downs of $3.5 million and $6.1 million (three and nine months ended September 30, 2025 – $1.8 million and $2.7 million).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

8.
Right of use assets

Cost
Balance at December 31, 2025	270,591
Acquisition (note 4)	1,704
Additions	5,113
Renewals, remeasurements and dispositions	10,744
Balance at September 30, 2026	288,152

Accumulated depreciation and impairment
Balance at December 31, 2025	132,238
Depreciation	24,848
Impairment reversal	(542)
Balance at September 30, 2026	156,544

Net book value
Balance at December 31, 2025	138,353
Balance at September 30, 2026	131,608

For the nine months ended September 30, 2026, renewals, remeasurements and dispositions of $10.7 million mainly related to lease renewals for which the Company reassessed likely terms.

For the nine months ended September 30, 2026, the Company recorded the following net impairment losses (reversals) on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2026	—	(300)	(300)
June 30, 2026	—	—	—
September 30, 2026	—	(242)	(242)
	—	(542)	(542)

Refer to note 9 for the significant assumptions applied in the impairment test.

For the nine months ended September 30, 2025, the Company recorded the following net impairment losses (reversals) on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(468)	(468)
June 30, 2025	—	(586)	(586)
September 30, 2025	—	(461)	(461)
	—	(1,515)	(1,515)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

9.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress ("CIP")	Total
Cost
Balance at December 31, 2025	9,454	69,519	84,580	111,672	5,153	280,378
Acquisition (note 4)	—	—	1,172	—	—	1,172
Additions	—	460	103	2,933	1,408	4,904
Transfers from CIP	—	122	(971)	5,557	(4,708)	—
Dispositions	—	(2,626)	—	(456)	—	(3,082)
Balance at September 30, 2026	9,454	67,475	84,884	119,706	1,853	283,372

Accumulated depreciation and impairment
Balance at December 31, 2025	689	11,567	45,907	70,315	—	128,478
Depreciation	—	1,732	6,042	7,290	—	15,064
Impairment (recovery)	—	475	(587)	783	—	671
Dispositions	—	—	—	(217)	—	(217)
Balance at September 30, 2026	689	13,774	51,362	78,171	—	143,996

Net book value
Balance at December 31, 2025	8,765	57,952	38,673	41,357	5,153	151,900
Balance at September 30, 2026	8,765	53,701	33,522	41,535	1,853	139,376

During the nine months ended September 30, 2026, depreciation expense of $3.9 million was capitalized to biological assets and inventory (nine months ended September 30, 2025 – $3.0 million).

During the three months ended March 31, 2026, the Company determined that indicators of impairment existed relating to the Stellarton facility due to slow moving market conditions. The estimated recoverable amount of the facility was determined to be its fair value less costs of disposal and an impairment of $0.5 million was recorded to write down the facility to its recoverable amount of $1.9 million. The fair value measurement was categorized within Level 3 of the fair value hierarchy. The impairment was recognized in the Company’s cannabis operations reporting segment. During the three months ended June 30, 2026, proceeds of $1.7 million were received for the disposition of the Stellarton facility and a loss on disposal of $0.2 million was recognized.

During the three months ended September 30, 2026, the Company determined that indicators of impairment existed relating to certain machinery and equipment, due to a rationalization of product lines and the decommissioning of certain manufacturing equipment. The estimated recoverable amount of the assets was determined to be nil and an impairment of $1.0 million was recorded. The impairment was recognized in the Company’s cannabis operations segment.

During the nine months ended September 30, 2026, the Company determined that indicators of impairment reversal existed relating to four cannabis retail stores and three liquor retail stores showing improved store level operating results. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a cash generating unit (“CGU”) was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment or impairment reversal using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating forecasts. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The duration of the cash flow projections for individual CGUs is 5 years or based on the remaining lease term of the CGU.
•
Discount rate: A pre-tax discount rate range of 11.0% – 13.5% was estimated and is based on market assessments of the time value of money and CGU specific risks to determine the weighted average cost of capital for the given CGU.

For the nine months ended September 30, 2026, the Company recorded the following net impairment losses (reversals) on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2026	(171)	(182)	(353)
June 30, 2026	—	(2)	(2)
September 30, 2026	—	(416)	(416)
	(171)	(600)	(771)

The Company also recorded impairment losses and impairment reversals on right of use assets (note 8).

For the nine months ended September 30, 2025, the Company recorded the following net impairment losses (reversals) on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(263)	(263)
June 30, 2025	—	(487)	(487)
September 30, 2025	—	(567)	(567)
	—	(1,317)	(1,317)
10.
Net investment in subleases

	September 30, 2026	December 31, 2025
Balance, beginning of year	14,418	18,186
Finance income	398	612
Rents recovered (payments made directly to landlords)	(2,523)	(3,342)
Dispositions and remeasurements	658	(1,038)
Balance, end of period	12,951	14,418

Current portion	2,997	2,775
Long-term	9,954	11,643

Net investment in subleases represents leased retail stores that have been subleased to certain franchise partners. These subleases are classified as finance leases as the sublease terms are for the remaining term of the head lease.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

11.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail licenses	Total
Cost
Balance at December 31, 2025	81,900	10,000	5,589	6,482	103,971
Balance at September 30, 2026	81,900	10,000	5,589	6,482	103,971

Accumulated amortization and impairment
Balance at December 31, 2025	35,792	5,564	3,365	730	45,451
Amortization	129	935	659	363	2,086
Balance at September 30, 2026	35,921	6,499	4,024	1,093	47,537

Net book value
Balance at December 31, 2025	46,108	4,436	2,224	5,752	58,520
Balance at September 30, 2026	45,979	3,501	1,565	5,389	56,434

12.
Investments

As at	September 30, 2026	December 31, 2025
Investments at amortized cost	461	822
Investments at FVOCI	16,959	11,236
	17,420	12,058

Current portion	106	484
Long-term	17,314	11,574

Investments at amortized cost

The Company has loans outstanding to franchise partners with a total balance of $0.5 million, maturity dates ranging from October 2026 to June 2030, and annual interest rates ranging from 7.5% – 8%.

Investments at fAIR vALUE tHROUGH OTHER COMPREHENSIVE INCOME

During the nine months ended September 30, 2026, the Company acquired an additional $4.2 million of investments in listed common shares that are not held for trading, for which the Company irrevocably elected at initial recognition to designate at fair value through other comprehensive income. The shares were marked to market to $17.0 million as a Level 1 investment and the corresponding $1.7 million gain was recognized in other comprehensive income.

13.
Equity-accounted investees

As at	September 30, 2026	December 31, 2025
Interest in joint venture	467,730	385,534

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured separately from the Company, and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt, derivative instruments and convertible equity instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

During the three months ended September 30, 2026, the Company contributed $60.8 million to SunStream.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2025	385,534
Share of net earnings	5,084
Share of other comprehensive income (taxes at 23%)	13,799
Capital contributions	63,628
Distributions	(315)
Balance at September 30, 2026	467,730

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	September 30, 2026	September 30, 2025
Current assets (including cash and cash equivalents - 2026: $0.9 million, 2025: $0.7 million)	3,897	5,646
Non-current assets	460,943	383,461
Current liabilities	(4,308)	(887)
Net assets (liabilities) (100%)	460,532	388,220

Nine months ended September 30	2026	2025
Revenue (loss)	6,928	(2,330)
Profit (loss) from operations	5,738	(3,825)
Other comprehensive income (loss)	13,799	(13,250)
Total comprehensive income (loss)	19,538	(17,065)

14.
GOODWILL

Net book value
Balance at December 31, 2025	124,248
Acquisitions through business combinations (note 4)	3,012
Impairment	(52,022)
Balance at September 30, 2026	75,238

At September 30, 2026, the Company determined that indicators of impairment existed relating to the cannabis operations - manufacturing CGU group’s goodwill due to lower than expected operating results and forecasts.

The Company performed a quantitative test as at September 30, 2026. The impairment test for the Company’s cannabis operations – manufacturing CGU groups used a value in use approach based on internal cash flow estimates at September 30, 2026, and a discount rate of 15%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU group. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian adult-use cannabis industry market growth projections. A terminal value thereafter was applied.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company determined that the recoverable amount of the CGU group was lower than its carrying amount and recorded an impairment to goodwill of $52.0 million. The goodwill impairment was recognized in the cannabis operations reportable segment.

15.
Lease Liabilities

	September 30, 2026	December 31, 2025
Balance, beginning of year	169,933	152,273
Acquisition (note 4)	1,305	—
Additions	5,094	9,634
Lease payments	(32,908)	(42,587)
Renewals, remeasurements and dispositions	11,220	42,790
Tenant inducement allowances received	1,248	303
Accretion expense	6,428	7,520
Balance, end of period	162,320	169,933

Current portion	35,706	35,462
Long-term	126,614	134,471

For the nine months ended September 30, 2026, renewals, remeasurements and dispositions of $11.2 million mainly related to lease renewals for which the Company reassessed likely terms.

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at September 30, 2026:

September 30, 2026
Less than one year	22,007
One to three years	80,982
Three to five years	70,170
Thereafter	14,872
Minimum lease payments	188,031

16.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

B)
Issued and outstanding

		September 30, 2026		December 31, 2025
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		263,359,123	2,310,398	263,021,847	2,346,728
Share issuances		3,263	10	—	—
Share repurchases		(21,632,053)	(189,386)	(5,899,897)	(52,688)
Employee awards exercised		3,046,411	6,333	6,237,173	16,358
Balance, end of period		244,776,744	2,127,355	263,359,123	2,310,398

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

During the nine months ended September 30, 2026, the Company purchased and cancelled 21.6 million common shares, pursuant to its repurchase program, at a weighted average price, excluding commissions, of $1.97 (US$1.42) per common share for a total cost of $43.1 million including commissions. Accumulated deficit was reduced by $145.9 million, representing the excess of the average carrying value of the common shares over their purchase price.

Subsequent to September 30, 2026, the Company purchased and cancelled 1.5 million common shares, pursuant to its repurchase program, at a weighted average price, excluding commissions, of $1.77 (US$1.25) per common share for a total cost of $2.6 million including commissions.

17.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). During 2019, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Equity-settled expense
Restricted share units (C)	1,788	3,561	5,672	9,641
Cash-settled (recovery) expense
Deferred share units (1) (D)	(21)	7,322	(639)	5,549
	1,767	10,883	5,033	15,190
(1)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria are met.

The following table summarizes changes in the simple and performance warrants during the nine months ended September 30, 2026:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2025	16,320	$64.32	20,800	$40.38
Forfeited	(320)	155.19	—	0.00
Expired	—	0.00	(12,800)	18.75
Balance at September 30, 2026	16,000	$62.50	8,000	$75.00

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at September 30, 2026:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$62.50 - $93.75	16,000	$62.50	0.28	16,000	$62.50	0.28
Performance warrants
$62.50 - $93.75	8,000	$75.00	n/a	—	$—	n/a
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the nine months ended September 30, 2026:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2025	320,951	$11.86
Forfeited	(236,853)	11.79
Expired	(300)	31.50
Balance at September 30, 2026	83,798	$11.98

The following table summarizes outstanding stock options as at September 30, 2026:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	3.66	10,000	3.66
$11.79	64,738	0.30	64,738	0.30
$11.90	8,160	3.74	8,160	3.74
$31.50	900	1.73	900	1.73
	83,798	1.05	83,798	1.05
C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the nine months ended September 30, 2026:

RSUs outstanding
Balance at December 31, 2025	6,855,023
Granted	3,704,062
Forfeited	(836,244)
Exercised	(3,046,410)
Balance at September 30, 2026	6,676,431

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

At September 30, 2026, no RSUs were vested or exercisable.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

The DSU plan was amended for grants made in 2025 and onward, allowing directors who have met the Company’s share ownership guidelines to select a redemption date based on specific criteria. All DSUs granted prior to December 31, 2024 can only be exercised once a director ceases to be on the Board. The fair value of DSUs that will be redeemed within the next year are classified as a current liability within accounts payable.

As at September 30, 2026, the Company recognized a liability of $7.0 million relating to the fair value of cash-settled DSUs (December 31, 2025 – $8.1 million) with $6.8 million (December 31, 2025 – $7.6 million) included as a non-current liability within other liabilities and $0.2 million (December 31, 2025 – $0.5 million) included as a current liability within accounts payable.

The following table summarizes changes in DSUs during the nine months ended September 30, 2026:

DSUs outstanding
Balance at December 31, 2025	3,568,503
Granted	476,507
Exercised	(217,602)
Balance at September 30, 2026	3,827,408

At September 30, 2026, 3.83 million DSUs were vested (December 31, 2025 – 3.57 million) and 0.17 million were exercisable (December 31, 2025 – 0.3 million).

18.
NET revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers and proprietary licensing. Cannabis retail revenue is derived from retail cannabis sales to customers, proprietary licensing, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Liquor retail revenue
Retail	134,387	139,000	372,403	389,501
Proprietary licensing	387	388	1,162	1,288
Liquor retail revenue	134,774	139,388	373,565	390,789
Cannabis retail revenue
Retail	79,172	79,521	229,336	230,668
Proprietary licensing	5,292	4,261	13,533	12,618
Franchise	1,141	1,239	3,285	3,674
Cannabis retail revenue	85,605	85,021	246,154	246,960
Cannabis operations revenue
Provincial boards	29,865	43,095	96,972	115,363
Wholesale	6,597	10,235	22,816	32,851
Analytical testing and other	—	149	113	459
Intersegment eliminations	(9,425)	(17,579)	(38,757)	(51,391)
Cannabis operations revenue	27,037	35,900	81,144	97,282
Gross revenue	247,416	260,309	700,863	735,031
Excise taxes (1)	9,422	16,090	31,197	41,129
Net revenue	237,994	244,219	669,666	693,902
(1)
Excise tax is only applicable to cannabis operations provincial board revenue.
19.
Investment income

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Interest income from investments at amortized cost	14	23	36	1,414
Interest income from cash	913	1,652	3,381	4,435
Gain on marketable securities	—	102	55	313
	927	1,777	3,472	6,162

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

20.
Other (expenses) INCOME, NET

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Finance (costs) income
Accretion on lease liabilities	(2,120)	(1,936)	(6,428)	(5,564)
Financial guarantee liability recovery	13	13	33	41
Other finance costs	28	(38)	(10)	(97)
Interest income	128	149	398	471
Total finance costs	(1,951)	(1,812)	(6,007)	(5,149)
Change in fair value of derivative warrants	—	1	—	26
Transaction costs	(252)	(465)	(875)	(1,561)
Foreign exchange (loss) gain	(261)	7	458	(357)
	(2,464)	(2,269)	(6,424)	(7,041)

21.
SUPPLEMENTAL CASH FLOW DISCLOSURES

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Cash provided by (used in):
Accounts receivable	1,793	3,487	8,510	2,270
Biological assets	(150)	1,362	119	239
Inventory	1,472	4,986	(7,743)	(1,391)
Prepaid expenses and deposits	(1,403)	2,363	(1,106)	4,211
Right of use assets	(1,315)	(5,884)	(5,173)	(8,833)
Property, plant and equipment	75	39	712	10
Accounts payable and accrued liabilities	441	2,021	(8,616)	(5,594)
Lease liabilities	1,612	5,916	6,340	9,150
	2,525	14,290	(6,957)	62

Changes in non-cash working capital relating to:
Operating	2,185	14,194	(8,805)	(282)
Investing	75	39	712	10
Financing	265	57	1,136	334
	2,525	14,290	(6,957)	62

22.
Earnings (Loss) per share

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Weighted average shares outstanding (000s)
Basic and diluted (1)	246,979	257,370	254,948	257,929
Net loss attributable to owners of the Company	(50,789)	(13,319)	(68,522)	(25,141)
Per share - basic and diluted	$(0.21)	$(0.05)	$(0.27)	$(0.10)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(1)
For the nine months ended September 30, 2026, there were 54.4 thousand equity classified warrants, 16.0 thousand simple warrants, 8.0 thousand performance warrants, 0.1 million stock options and 6.7 million RSUs that were excluded from the calculation as the impact was anti-dilutive (nine months ended September 30, 2025 – 118.4 thousand equity classified warrants, 21.4 thousand simple warrants, 24.8 thousand performance warrants, 0.6 million stock options and 13.0 million RSUs).
23.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVOCI and accounts payable and accrued liabilities.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVOCI and derivative warrants are as follows:

		Fair value measurements using
September 30, 2026	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	139	139	—	—
Investments at FVOCI	16,959	16,959	—	—
		Fair value measurements using
December 31, 2025	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	84	84	—	—
Investments at FVOCI	11,236	11,236	—	—

There were no transfers between Levels 1, 2 and 3 inputs during the period.

24.
Commitments and contingencies

The following table summarizes contractual commitments at September 30, 2026:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	46,902	—	—	—	46,902
Financial guarantee liability	—	114	—	—	114
Loyalty liability	—	792	—	—	792
Balance, end of period	46,902	906	—	—	47,808

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the consolidated financial statements.